SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                                 N'TANDEM TRUST
                                (Name of Issuer)



                      COMMON SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    97374210
                                 (CUSIP Number)


                                TAMARA D. FISCHER
                            CHATEAU COMMUNITIES, INC.
                            6430 South Quebec Street
                            Englewood, Colorado 80111
                                 (303) 741-3707
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                             Jay L. Bernstein, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000

                                November 30, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

                               (Page 1 of 3 Pages)


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EXPLANATORY STATEMENT

         This Amendment No. 2 amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the"Exchange Act"), the Statement on Schedule 13D by Chateau Communities, Inc. ("Chateau"), first filed on May 21, 1998 and amended on June 4, 1998 (collectively the "Schedule 13D"), with respect to the common shares of beneficial interest, par value $.01 per share (the "Common Shares"), of N'Tandem Trust, a California business trust (the "Issuer"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.


SCHEDULE 13D

Item 1.  Security and Issuer.

         No material change.

Item 2.  Identity and Background.

         No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

         No material change.

Item 4.  Purpose of the Transaction.

         No material change.

Item 5.  Interest in Securities of the Issuer.

         No material change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated to read in its entirety:

         In March 1998, Chateau entered into an investment agreement with the Issuer (the "Investment Agreement") providing among other things for: (i) the immediate investment by Chateau in the Issuer of $5.5 million in cash and (ii) the future issuance to Chateau by the Issuer, within 90 days of the date of the Chateau Investment, of (A) such number of Common Shares at $25 per share as the Issuer may determine in its discretion, and (B) one or more promissory notes in an aggregate principal amount equal to the difference between (x) $5.5 million, and (y) the value of the Common Shares issued pursuant to (A) above (based on a value of $25 per Common Share). Pursuant to the Investment Agreement, on May 11, 1998, the Issuer issued to Chateau (i) 19,339 Common Shares having an aggregate value of $478,475 and (ii) the Promissory Notes. See Items 3 and 4 in Schedule 13D for additional details.

         On November 30, 1998, the Issuer borrowed $5,650,000 from Chateau to pay for the acquisition of three mobile home communities, Southern Mobile Home Community, Lexington Manufactured Home Community and Suburban Manufactured Home Community, in Lexington Park, Maryland containing an aggregate of 412 homesites. This loan currently bears interest at the Prime Rate (the rate of interest adopted by First Chicago NBD Corporation from time to time as its base or prime commercial lending rate) plus 1.00% per annum.

         Except as described in this Item 6 and Item 4 in Schedule 13D, there are no contracts, arrangements or other understandings between the Issuer and Chateau relating to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit 7.1 Investment Agreement by and between the Issuer and Chateau.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December  18 , 1998



                                              CHATEAU COMMUNITIES, INC.


                                              By:     /s/ Tamara D. Fischer
                                                  _____________________________
                                                  Name: Tamara D. Fischer
                                                  Title: Chief Financial Officer